Banco Itaú Holding Financeira S.A.	Marisa S.A.

Announcement to the Market

1. BANCO ITAÚ HOLDING FINANCEIRA S.A. (“ITAÚ”) and MARISA S.A. (“MARISA”) announce that, as a consequence of the agreement disclosed in the announcement to the market of October 20, 2008, the two parties hereto signed on December 4, 2008 the respective definitive contracts establishing the mechanisms for the functioning of the association between the two groups.

2. The objective of the association, the duration of which will be for a period of 10 years, is to create a new co-branded credit card, as well as to grant ITAÚ the exclusive right to offer, distribute and sell ITAÚ’s financial products and services to the customers of MARISA.

3. The partnership will represent an investment of approximately R$120 million for ITAÚ, which will be put at the disposal of MARISA immediately: R$65 million for the exclusive rights and for access to MARISA’s customer base for the period of the association, as mentioned above, and R$55 million, which will be linked to meeting certain targets over a 5 year period.

4. ITAÚ and MARISA will each have the right to a 50% share in the profits resulting from the above-mentioned offer, distribution and sale of financial products and services.

5. Once again, ITAÚ and MARISA express their commitment to the Brazilian market and their conviction that, with this association, they will succeed in creating greater customer satisfaction and shareholder value.

São Paulo, December 5, 2008.

ALFREDO EGYDIO SETUBAL	PAULO SERGIO BORSATTO
INVESTOR RELATIONS DIRECTOR	INVESTOR RELATIONS DIRECTOR
BANCO ITAÚ HOLDING FINANCEIRA S.A.	MARISA S.A.